Mail Stop 3561

May 23, 2008

Jeffrey S. Carbiener
Chief Executive Officer and President
Lender Processing Services, Inc.
601 Riverside Avenue
Jacksonville, Florida 32204

> **Re:** **Lender Processing Services, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed May 9, 2008**
> **File No. 1-34005**

Dear Mr. Carbiener:

We have reviewed of your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Exhibit 99.1

Risk Factors, page 8

1. We note your response to comment 6 in our letter dated April 23, 2008. Please address the following:

    - In the second full risk factor on page 15, you state that neither Fannie Mae nor Freddie Mac will purchase any single family mortgage loans, other than government-insured loans, originated after January 1, 2009 from mortgage originators that have not adopted the Home Valuation Code of Conduct with respect to these loans. This Code of Conduct prohibits the purchase of home mortgage loans by Fannie Mae and Freddie Mac if the associated appraisal is performed by an appraiser that is employed by the lender, a real estate settlement services provider, or a subsidiary of a real estate settlement services provider. Further, Freddie Mac has issued a bulletin indicating that the prohibition in the Code of Conduct applies to independent contractor appraisers as well as employees. You manage the activities of thousands of appraisers who all work as independent contractors, so it appears that Freddie Mac's bulletin could significantly affect you. In this regard, you state that, "[a]t this time, [you] are unable to predict the ultimate effect of the Code of Conduct on [y]our business or results of operations." Please discuss in greater detail the risk to you and your results of operations if, based upon your management of independent contractor appraisers, you are covered by the Code of Conduct. We may have further comments based upon your response.

- In the last risk factor on page 16, you state that at the time of the spin-off, index funds tied to the Standard & Poor's 500 Index or other stock indices may be required to sell your common stock. Please discuss this risk in a separate and distinct risk factor.

Following the spin-off, we will have substantial indebtedness, which could…, page 9

2. We note your response to comment 7 in our letter dated April 23, 2008. In that response, you state that you do not know the terms of your possible new credit facility but you will amend your document to include the terms when they become known to you. Please revise your document to state that you do not know the terms of your possible new credit facility, if true. Also, please amend your document as appropriate when the terms become known to you.

Capitalization, page 26

3. We note your response to comment 16 in our letter dated April 23, 2008. Please disclose here and elsewhere in the filing where the new debt is disclosed whether you have a firm signed commitment or agreement for the $1.6 billion in new debt obligations along with the anticipated terms and interest rates when available.

Pro Forma Financial Information, page 29

4. We note your response to comments 14, 16, and 18 in our letter dated April 23, 2008. It appears you have calculated interest using a weighted average interest rate because you do not know what the terms will be of the debt facilities you expect to obtain but for which you do not yet have a commitment from any lenders. Please revise to reflect a calculation of interest expense that is factually supportable and based on either the current interest rate or the interest rate for which you have a commitment. If the actual rate could vary from the rate you

depict, please also include disclosures of the effect on income of a 1/8 percent variance in interest rates.

5. Please file the executed commitment letter or agreement for new debt financing as an exhibit. See Item 601(b)(10) of Regulation S-K.

Related Party Transactions, page 34

6. We note your disclosure that certain of the related party arrangements between you and FIS or FNF will remain in effect for specified periods following the distribution. Please revise your disclosure to clarify whether you anticipate the spin-off will ultimately have the effect of increasing or decreasing the amount of business you will conduct with FIS and with FNF. Also, please clarify in your disclosure if FIS will be prohibited from deciding to provide more of the services itself instead of you continuing to provide the services.

Processing and Services Revenues, page 39

7. We note that 36.4% of the $205.6 million increase during fiscal 2007 is generated from related party revenues. Please revise your disclosure to discuss whether this suggests a greater dependence on related party transactions and if you expect revenue contributions of this significance to continue in future periods.

Contractual Obligations, page 47

8. We note your response to comment 27 of our letter dated April 23, 2008 regarding the omission of the $1.6 billion of new debt you expect to incur and the related interest expense until the debt arrangements become finalized. Please note we may have further comment at that time.

Customers, page 56

9. We note your response to comment 35 in our letter dated April 23, 2008. In the first full risk factor on page 12, you state that Countrywide Financial Corporation and Bank of America are two of the four customers that account for a significant portion of your revenues. In that risk factor and in your Customers subsection on page 56, please disclose the amount of revenue you derive from Bank of America. Also, please disclose your other two significant customers and how much each contributes to your revenue.

Competition, page 57

10. We note your response to comment 42 in our letter dated April 23, 2008. Please disclose in your document that you are unable to determine your overall

competitive position in the national marketplace, if true, because there is no publicly available information as to the national market for these services.

Legal Proceedings, page 60

11. We note your response to comment 45 in our letter dated April 23, 2008. In that response, you state that you do not believe that the ultimate disposition of the National Title Insurance of New York Inc. litigation will have a material adverse impact on your financial position. Please disclose this belief in your Legal Proceedings subsection on page 60 or tell us why it is not appropriate for you to do so.

Long-Term Equity Incentive Awards, page 69

12. We note your response to comment 52 in our letter dated April 23, 2008. On page 70, you state that Mr. Carbiener received a grant of 5,500 shares of restricted stock because of his "individual performance, his level of responsibility and his work in achieving the successful integration of Certegy and FIS, which is expected to have a substantial impact on the future success of FIS." In this regard, please disclose what about Mr. Carbiener's individual performance and his level of responsibility led to his award. Also, please discuss Mr. Carbiener's duties and responsibilities in the integration of Certegy and FIS and the substantial impact that the integration will have on FIS.

13. We note your response to comment 53 in our letter dated April 23, 2008. On page 70, you state that Mr. Foley received an option to purchase 400,000 shares of FNRES Holdings, Inc. common stock in consideration of services to be provided and to encourage him to work toward increasing FNRES's stock price and to achieve the performance goals upon which the vesting of the stock options are contingent. On page 78, you state that these options vest upon the earliest occurrence of either a change in control or a stock price of $20 per share. Please discuss the services to be provided by Mr. Foley to which you refer. Also, please disclose whether there are any other performance goals upon which the options vest. If none, please state.

Certain Relationships and Related Transactions, page 91

14. We note your response to comment 56 in our letter dated April 23, 2008. On page 91, you state that the transactions and agreements with related parties were not negotiated at arm's length and that "they may not reflect the terms that could have been obtained from unaffiliated third parties." Please disclose whether the terms of these transactions and agreements were more or less favorable to you than the terms you would have negotiated with unaffiliated parties. If the terms were less

favorable to you, please discuss the reasons that you entered into these
transactions and agreements.

Combined Financial Statements, page F-1

15. We note there have been changes to the amounts previously reported for fiscals
2007, 2006 and 2005 on the face of the financial statements. For example, the
increase in accounts payable, accrued liabilities, and other liabilities reported of
16,608 on page F-6 changed by over 22.9% from your previous filing and
acquisitions, net of cash acquired changed by 13.9%. These revisions do not
appear directly related to the transactions referred to in Note 1 that have yet to be
consummated. Please explain why you believe the revisions you made to your
financial statements do not require disclosure pursuant to SFAS no. 154.

Note 2 – Significant Accounting Policies, page F-8

Principles of Combination and Basis of Presentation, page F-9

16. We note your response to comment 67 in our letter dated April 23, 2008. In that
response, you state that all intercompany amounts are netted within parent's
equity. As previously requested, please provide an analysis of these
intercompany accounts reconciled to the amounts included in parent's equity.
Please show the amount of cash disbursements, cash borrowings or other
payments, cash transfers, and cash collections from operations for each period
presented. Please list the transactions and amounts from which the net
distribution or contribution is derived. See Question 4 of SAB Topic 1:B:1.

Note 3 – Transactions with Related Parties, page F-16

17. We note there have been changes to the amounts previously reported for fiscals
2007, 2006 and 2005 for several line items in the table which details related party
revenue and expense items. For example, software development revenue of $32.7
million is $12.7 million, or 39% less than the amount reported in the previous
filing. Further, several line item totals for related party revenue and expenses
differ from those reported in previous filings for the periods presented. Please
explain to us the reason for each change and why total revenues and expenses on
the statement of earnings for you remained unchanged for the periods presented.

Note 8 – Computer Software, page F-20

18. We note there have been changes to certain of the amounts previously reported
for fiscal 2006 for most of the line items. Please explain to us the reason for each
change.

*   *   *   *   *

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna DiSilvio, Senior Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Attorney-Adviser, at (202) 551-3343, Ellie Bavaria, Special Counsel, at (202) 551-3238, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Margarita A. Glinets, Esq.
Dewey & LeBoeuf LLP
Via Facsimile